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                              November 21, 2023

       Eric Lefkofsky
       Chief Executive Officer
       Tempus Labs, Inc.
       600 West Chicago Avenue, Suite 510
       Chicago, Illinois 60654

                                                        Re: Tempus Labs, Inc.
                                                            Amendment No. 8 to
Draft Registration Statement on Form S-1
                                                            Submitted November
13, 2023
                                                            CIK No. 0001717115

       Dear Eric Lefkofsky:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 8 to Draft Registration Statement on Form S-1

       Business
       The Tempus Platform
       Proprietary Software Tool Solutions, page 143

   1. We note that your proprietary software employs AI techniques such as neural networks, deep learning, and
other statistical techniques. Please explain how you developed and validated your
artificial intelligence (   AI   ) model. In the explanation, please include
the
                                                        data quality and
robustness of the relationship predicted by the model over time, the experience of the
personnel that developed the model, when the model was developed, and how long the model
has been used in a clinical setting.
 Eric Lefkofsky
FirstName LastNameEric   Lefkofsky
Tempus Labs,  Inc.
Comapany 21,
November  NameTempus
              2023      Labs, Inc.
November
Page 2    21, 2023 Page 2
FirstName LastName
AI Applications, page 164

2. We note that as your AI Applications product gains adoption, you intend to leverage large language models and generative AI algorithms. Please disclose whether you intend to develop proprietary technology, utilize open-source technology, or license the use of such technology. To the extent you intend to license existing or future technologies or plan to utilize open-source technology, please also consider revising the relevant risk disclosure to address any related risks.
General

3. Given the nature of your business, please consider including definitions of "AI,"
         "generative AI," "deep learning," "large language models," "neural networks," and any other industry-specific terminology.

       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Courtney Tygesson